Exhibit 3.3

CERTIFICATE OF FORMATION

OF

CEMPRA HOLDINGS, LLC

This Certificate of Formation of Cempra Holdings, LLC (the “LLC”), dated as of the 16th day of May, 2008, is being duly executed and filed by Kenneth E. Eheman, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is Cempra Holdings, LLC.

SECOND. The address of the registered office for the LLC in the State of Delaware is 3500 South Dupont Highway, Dover, Kent County, Delaware 19901.

THIRD. The name and address of the registered agent for service of process on the LLC in the State of Delaware is Incorporating Services, Ltd., 3500 South Dupont Highway, Dover, Kent County, Delaware 19901.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Kenneth E. Eheman
Kenneth E. Eheman, Authorized Person, not a Member